LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840


                                  March 7, 2005


BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance, Mail Stop 4-4
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

                  Re:      ATEL Capital Equipment Fund XI, LLC
                           Pre-Effective Amendment No. 2 to
                           Registration Statement on Form S-1
                           SEC File No. 333-120276

Dear Ms. Long:

         Enclosed with the hard copy of this letter are changed pages to the following supplemental sales materials previously filed for your review:

         -        Sales Brochure
         -        Prospecting Letter no. 1
         -        Tri-fold Brochure
         -        PowerPoint presentation

         This letter will supplement our responses to your comment letter dated February 22, 2005, by addressing comments 10 through 20 relating to the supplemental sales materials received by you January 27, 2005.

         10. We have attempted to incorporate all comments on the registration statement into the revised materials, including updating the risk factor disclosure.

         11. We have reviewed all of the materials to present a balanced discussion, appropriate to the context, in all the materials. See for example the revision to Prospecting Letter #1.

         12. See our responses to this comment in our letter dated March 2, 2005, accompanying our filing of pre-effective amendment no. 3 to the registration statement. We have made the necessary revisions to the prospectus and/or the sales materials.

Ms. Pamela A. Long
March 7, 2005
Page 2


         13. See the revision to the tri-fold brochure.

         14. See the revision to the tri-fold brochure.

         15. See the revised materials. The intention is to state that equipment leasing investments are almost exclusively the province of institutional investors. Only a small fraction of such investments are made through investment pools available to individuals. We would note that under Investment Objectives and Policies - Leasing Industry and Competition" in the prospectus, after describing the institutional sources of lease financing, the registrant states that "public programs like the Fund represent only a relatively small portion of the lease financing industry."

         16. This slide has been deleted.

         17. The partial list of lessees and examples of prior program investments were selected to illustrate the types of lessees and typical transactions by prior programs with the same investment objectives. The first slide includes a cross reference to Table V in Exhibit A to the prospectus. Table V reflects that these lessees and transactions are in fact typical of the ATEL programs' business and investments.

         18. The list of risk factors has been so revised.

         19. See the response to comment 17. Again, these transactions are typical transactions that will illustrate and assist in an understanding of the registrant's investment objectives and policies.

         20. See the revised page.

                  Please contact me with any further questions or comments you may have concerning this filing.

                                        Very truly yours,



                                        Paul J. Derenthal

cc:      Mr. Paritosh Choksi
         Mr. Andrew Schoeffler
         Ms. Merriah Harkins
         Mr. Daniel Courtney